UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2021

JUNIPER INDUSTRIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39129	84-2818047
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Fairmount Avenue Chatham, New Jersey		07928
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (973) 507-0359

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	JIH.U	The New York Stock Exchange
Shares of Class A common stock included as part of the units	JIH	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	JIH WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

On December 22, 2020, Janus International Group, LLC (“Janus”), a Delaware limited liability company, and Juniper Industrial Holdings, Inc. (the “Company”) announced that the Company and Janus entered into a definitive business combination agreement, dated as of December 21, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). A copy of the Business Combination Agreement was attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 22, 2020.

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is an updated investor presentation that the Company has prepared and posted to its website in connection with the proposed business combination transactions (the “Transactions”).

The information in this Item 7.01 (including Exhibit 99.1) is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information About the Transaction and Where to Find It

Janus Parent intends to file with the SEC a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company and Janus Parent, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Janus Parent, Janus and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by Janus Parent and the Company may be obtained free of charge from the Company at https://www.juniperindustrial.com/investors. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: Juniper Industrial Holdings, Inc., 14 Fairmount Avenue, Chatham, New Jersey, 07928.

Participants in the Solicitation

The Company, Janus and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Transactions. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including the Company’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Transactions, at any time prior to the special meeting to approve the Transactions, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Transactions. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company or its respective securities.

2

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Current Report on Form 8-K are forward-looking statements. When used in this Current Report on Form 8-K, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of the respective management of Janus and the Company, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC including, but not limited to, the risk factors and other uncertainties set forth under “Risk Factors” in Part I, Item 1A of Juniper’s Form 10-K for the year ended December 31, 2019 and in Juniper’s other filings. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Janus nor the Company is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written or oral forward-looking statements attributable to Janus or the Company or persons acting on its behalf are qualified in their entirety by this paragraph.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this Current Report on Form 8-K, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of the Company on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on the Company’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts Janus’s current plans and operations and potential difficulties in Janus’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) the amount of the costs, fees, expenses and other charges related to the merger; (ix) risks of the self-storage industry; (x) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; (xi) litigation, complaints, and/or adverse publicity; (xii) the ability to meet NYSE’s listing standards following the consummation of the proposed transaction; and (xiii) cyber incidents or directed attacks that could result in information theft, data corruption, operational disruption and/or financial loss.

This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in the Company and is not intended to form the basis of an investment decision in the Company. All subsequent written and oral forward-looking statements concerning Janus and the Company, the proposed transaction or other matters and attributable to Janus and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. the Company and Janus undertake no obligation to update these statements for revisions or changes after the date of this Current Report on Form 8-K, except as required by law.

Disclaimer

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Investor Presentation, dated January 2021.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 6, 2021

JUNIPER INDUSTRIAL HOLDINGS, INC.

By:	/s/ Brian Cook
Name: Brian Cook
Title: Chief Executive Officer and Chief Financial Officer

4

Exhibit 99.1

A Best-in-Class Building Product Solutions Platform INVESTOR PRESENTATION January 2021

Disclaimer This presentation is being furnished solely for the purpose of considering a potential transaction involving Juniper Industrial Holdings, Inc. (“Juniper”) and Janus International Group, LLC (“Janus”). Any securities of Juniper to be offered in any transaction contemplated hereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Acts”), or any applicable state or foreign securities laws. Although the information contained herein is believed to be accurate, each of Juniper and Janus (as well as each of their respective directors, officers, shareholders, members, partners and representatives), expressly disclaims liability for, and makes no expressed or implied representation or warranty with respect to, any information contained in or omitted from this presentation, or any other information or communication (whether written or oral) transmitted to any prospective investor. Only those representations and warranties made in a definitive agreement with any person shall have any legal effect. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE. The recipient of this presentation acknowledges that it is (a) aware that United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing and selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities and (b) that the recipient will neither use, nor cause any third party to use this investor presentation or any information contained herein in violation of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder. Use of Projections and Financial Information and Forward-Looking Statements This presentation contains financial forecasts relating to the anticipated future financial performance of Janus, Juniper and the combined company. For example, projections of future Adjusted EBITDA and Adjusted EBITDA Margin and other metrics are forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “anticipates,” “estimates.” “seeks,” “projects,” “targets,” “intends,” “plans,” “may,” “will,” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such financial forecasts constitute forward-looking information, are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Actual results may differ materially from the results contemplated by the financial forecasts contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Any forward-looking statements that we make in this presentation speak only as of the date of those statements, and we undertake no obligation to update those statements, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. All of the forward-looking statements herein are qualified by these cautionary statements. Financial Information This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein not be comparable to similar non-GAAP measures presented by other companies. Janus believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Janus’s financial condition and results of operations. Janus believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Janus’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Disclaimer (Cont’d) Important Information For Investors and Shareholders In connection with the proposed business combination, Juniper intends to file a proxy statement / prospectus on Form S-4 with the SEC. The definitive proxy statement / prospectus and other relevant documents will be sent or given to the shareholders of Juniper and will contain important information about the proposed business combination, information about Janus and related matters. Juniper shareholders and other interested persons are advised to read, when available, the proxy statement / prospectus in connection with Juniper’s solicitation of proxies for the meeting of shareholders to be held to approve the business combination because the proxy statement / prospectus will contain important information about the proposed business combination. When available, the definitive proxy statement / prospectus will be mailed to Juniper shareholders as of a record date to be established for voting on the business combination. Shareholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov Participants in Solicitation Juniper, Janus and their respective directors and officers may be deemed participants in the solicitation of proxies of Juniper’s shareholders in connection with the proposed business combination. Juniper shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Juniper in Juniper’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Additional information will be available in the definitive proxy statement / prospectus when it becomes available. No Offer or Solicitation This presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This presentation also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Today's Presenters



Ramey Jackson

Chief Executive Officer, Janus

20+ years experience

- Joined Janus in 2002
- Seasoned self-storage executive with deep customer relationships developed over 20+ years in the sector
- Previously served as regional sales manager at DBCI and Atlas as well as VP of Sales & Marketing at Janus
- Established track record of achieving growth through the pursuit of new strategic business opportunities



Scott Sannes

Chief Financial Officer, Janus

20+ years experience

- Joined Janus in 2015
- 20+ years of highly diverse business experience on both national and international levels
- Previously served as CFO of Ajax (acquired by Fomas), Controls Southeast (acquired by Ametek), and Polyester Fibers
- 20+ years of experience with PE portfolio companies



Roger Fradin

Chairman, Juniper

40+ years experience

- Renowned diversified industrial operating executive
- Unique blend of entrepreneurial growth culture and large cap best-in-class process and productivity discipline
- Former Honeywell Vice Chairman and CEO of Automation & Control Solutions (2000-2014); delivered almost 800% total shareholder return during tenure
- Helped lead an entrepreneurial team at Pittway Corporation, which grew revenue from sub-$50MM to ~$2Bn
- Board member of Dave Cote / Goldman SPAC for Vertiv transaction
- Public boards: Resideo (Chairman); L3Harris; Vertiv



Brian Cook

Chief Executive Officer, Juniper

20+ years experience

- Years of experience within mergers, acquisitions, business development, and strategic planning across a wide range of industrial verticals
- Robust network of relationships with private equity firms, investment banks, and industrial executives
- Deep strategic planning experience and track record in execution
- Led the execution of over 60 buy- and sell-side transactions at Honeywell

3

Janus Will be Supported by Best-in-Class Sponsorship

The self-storage industry and Janus specifically was identified early (pre-COVID) as attractive by the Juniper team

Shareholders with Aligned Interests to Continue to Achieve Success

Janus International Group

- Leading provider of self-storage, commercial and access control technology solutions
- Clear market leader and ideally positioned to capitalize on industry tailwinds
- Strong projected organic growth supported by continued breakthrough innovation
- Inorganic growth – numerous actionable opportunities in a fragmented space
- Robust cash flow profile
- Proven management team committed to taking the business to the next level

Juniper Industrial Holdings

Investing $22MM into the PIPE

- Management team with extensive operating capabilities and track record of identifying market-leading technologies
- Highly-visible, well-known industrial professionals that have worked together for 16+ years
- Track record of identifying attractive industrial platforms
- Brings proven Honeywell playbook (~800% total shareholder return during tenure)
- Juniper actively desirous of investing in self-storage space pre-COVID

Select Transactions

NSP, Sperian, Kings, Intelligrated, Intermec, zellweger analytics, First

Clearlake

- Leading investment firm founded in 2006 operating integrated businesses across private equity, credit and other related strategies with ~$25Bn of assets under management
- Clearlake partners with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake's operational improvement approach, *O.P.S.*®
- Long track record of investing and creating shareholder value in technology and industrial businesses
- Prior SPAC experience: ConvergeOne was acquired by Clearlake in 2014 and went public in early 2018

Select Industrial and Technology Investments

lytx, eagleview, PRETIUM, SAGE, Wheel Pros, TEAM, ACG, ConvergeOne, Futuris, AmQuip

4

Why We Believe Janus Is a Good Investment

Opportunity to own a self-storage / commercial platform with a great position in a great industry… for an attractive valuation

$622MM	10.3%	26.0%
FY2021E Sales [1]	*3-Year Forward Sales CAGR* [2]	*FY2021E Adj. EBITDA Margin* [3]

Attractive Industry

Self-storage

- Growing participation from institutional operators; Janus is a clear market leader
- New capacity required to alleviate supply vs. demand imbalance driving >90% utilization
- Massive renovation need with >60% of the installed capacity over 20+ years old
- Nascent market for "smart" facility and wireless technology; Nokē is the first mover

Commercial

- Large warehouse build-out driven by e-commerce growth; Janus poised to gain share

Uniquely Positioned

- Clear market leader uniquely positioned for:
  - Renovations and retrofit projects
  - Smart facility technology
  - New facility projects
- Deep customer relationships; integrated at each point in a facility's lifecycle
- Only industry player with a nationwide manufacturing and installation network
- Core competence in executing accretive M&A
- Best-in-class financial profile with >25% EBITDA margins [3] and ~95% free cash flow conversion
- Resilient business model performed well in 2008 / 2009 recession and through COVID-19 pandemic
- Founded by a proven management team

Value Creation Potential

- Asset scarcity value
- Upside with penetration of proprietary smart technology
- International markets decades behind the US in self-storage development
- Recently completed investments will enable share gain in the large commercial door market
- Continued M&A in core and adjacent markets
- Strong balance sheet with sensible leverage
- Asset-light business model with high FCF
- Attractive valuation versus peers

Long track record of consistent growth

Notes:
1. Based on management forecast
2. Based on 2020E sales of $549MM and 2023E sales of $736MM, per management forecast
3. Excludes any incremental public company costs; adjusted EBITDA margin is a non-GAAP financial measure

5

Janus: Premier Industrial Company Investment Opportunity 1• Janus is a best-in-class industrial / industrial technology company – Janus has delivered strong, double-digit growth for years, as well as top-tier margins and exceptional cash flow generation – This is reflective of its leading market position, bespoke solutions, and high customer engagement and ROI – A strong secular growth backdrop (aging installed base and current capacity dynamics) and new market opportunities provide a highly favorable growth outlook 2• Significant opportunity to drive enhanced financial performance following Juniper’s well-tested gameplan from Honeywell and further leveraging Clearlake’s O.P.S.® framework – Bundling products and services and growing content per square foot with customers are a few near-term organic growth opportunities – Implementing a Honeywell-type operating system to execute identified cost and pricing strategies, supply chain / footprint opportunities, sourcing technologies, and other key improvement actions will provide a robust, tried and tested framework for margin enhancement 3• As a public company with a strong balance sheet, Janus will have the ability to supercharge growth via a well-defined M&A strategy – M&A is a key feature of Janus’s DNA given its historical track record of identifying and integrating highly accretive acquisitions – Management has identified potential targets in core and adjacent markets (both product and geography expansions) as well as complimentary technology assets – Janus’s pipeline of M&A opportunities provides an additional tool for the Company to reach $1bn in sales in the coming years 4• Moreover, Janus has a unique layer of additional growth and technology given the significant opportunity with Nokē – Nokē is a proprietary locking system that is re-defining access control and facility management through wireless solutions – Nokē will provide an accelerant to Janus’s customer value proposition, growth, and margin profile 6

In Self-Storage Alone, Nokē Is a $1 Billion Opportunity Janus is driving adoption of Nokē in self-storage Proprietary Locking Systems Nokē Represents a Significant New Revenue Stream for Janus Large Market Opportunity Janus & Nokē Revenue Opportunity Factors Driving Adoption $ in MM U.S. Self-Storage ~55,000 Facilities 440 Operator Profit Enhancement On door placement ideal for renovation projects ïƒ¼ Premium rental rates ïƒ¼ Remote facility management Average # of ~400 330 Units / Facilityïƒ¼ Reduced labor cost ïƒ¼ Enhanced tenant Award-winning, internal smart lock management / security Nokē $ 220ïƒ¼ Additional facilities ~$200 Content / Unit 120 technologies (thermal Installation Projects Since Launch imaging, fire sensing, etc.) Assumed in Janus Consumer Demand Pull Assumed Market Projections (1) 110 20%ïƒ¼ Strong demand for enhanced >60% Penetration Rate unit security and safety with Sales growth through 2023E 46 remote monitoringïƒ¼ 24-hour unit access Recurring Revenue Estimated Market ~$1Bn ~1.0% 2.5% 5.0% 7.5% 10.0% Ongoing service revenue opportunity Opportunityïƒ¼ Ability to easily share key Penetration Sources: Management Estimates and Self Storage Almanac Note: 1. Based on projected 2023E Nokē sales (excluding HD Padlock) 7

JANUS INTERNATIONAL GROUP

Transaction Overview

Summary of proposed terms of transaction and timing [1]

Transaction Structure	• Juniper Industrial Holdings, Inc. ("JIH") proposes to enter into a business combination with Janus International Group, LLC ("Janus") • Form S-4 proxy statement / prospectus expected to be filed in 1Q21 and closing as soon as practical thereafter • Subject to customary closing conditions including shareholder and regulatory approvals
Valuation	• Transaction valued at a pro-forma enterprise value of approximately $1.93 billion (11.9x 2021E Adj. EBITDA of $162 million) [2][3] • Represents attractive entry multiples relative to peer group metrics
Capital Structure	• Transaction expected to be funded through a combination of $348 million cash held in trust and $250 million of PIPE proceeds • Pro-forma net leverage of ~3.5x based on 2021E Adj. EBITDA of $162 million [3]
Change to Shareholder Ownership	• In the transaction, existing Janus shareholders are expected to roll ~59% of existing equity stake and will own ~51% of the combined business • Public equity holders of JIH are expected to own ~26% of the combined business • PIPE Investors are expected to own ~18% of the combined business – Individuals associated with JIH will invest $22 million into the PIPE • JIH sponsors are expected to own ~5% of the combined business [4] – JIH sponsor shares will be subject to an equity lock-up, terminated only under certain conditions

Notes:
1. Assumes no redemptions by public shareholders in connection with the transaction
2. Reflects enterprise value at listing at valuation of $10.00 / share
3. Adjusted EBITDA is a non-GAAP financial measure. Excludes any incremental public company costs
4. Ownership shown excludes an earn-out on $20MM of founder shares contingent upon achieving share price targets: $4MM at a share price of $11.50 and $16MM at a share price of $12.50

8

Company Overview

Janus: A Best-in-Class Building Product Solutions Platform

#1 in custom building product solutions and access control technologies for the self-storage and commercial industrial markets

By The Numbers

- **>20%** Average Revenue Growth Since 2010 [1]
- **>10,000** Active Customers
- **~26%** Adj. EBITDA Margins [2]
- **~95%** Free Cash Flow Conversion [3]
- **>50%** Estimated Share in Fastest Growing Institutional Market
- **6** Successfully Integrated Acquisitions Since 2016

Why Janus Wins

1. Only global supplier of turnkey building product solutions
2. Differentiated solution-oriented model providing seamless service with a reputation for excellence
3. Sole-sourced projects with the largest players in the self-storage category
4. First mover in unique smart access control and facility management technology

Attractive and Diversified Business Mix



Betco (Exterior Self-Storage Solutions) 12%
Interior Self-Storage Solutions: ~65%
Commercial 23%
New Construction 38%
Replacement, Remix & Renovation ("R3") 27%

Business Has Nearly Doubled Since 2016 [1]



$ in MM
Reported Revenue
Resilience through COVID
294
386
485
565
549
FY16A
FY17A
FY18A
FY19A
FY20E
CAGR (%)
+17%
Reported
+10%
Organic

Source: Company materials
Notes:
1. Historical financials are as reported; historical organic growth CAGRs are pro forma for acquisitions of AS&D, ASTA, Betco, Nokē, and Steel Storage Australasia; 2. Excluding any incremental public company costs; 3. FCF Conversion defined as (Adj. EBITDA – Capex) / Adj. EBITDA

10

A Unique Growth Story → How Janus Doubled Since 2016

Strong organic growth compounded with disciplined M&A that has diversified and enhanced the Janus platform

Revenue Growth Breakdown [1]



$ in MM
294
150
105
Six deals
549
noke
Disruptive Technology Platform
CAGR (%)
+17%
Reported
+10%
Organic
2016A
Organic
M&A
2020E

Strong Organic Growth

- ✓ Janus developed the R3 category for self-storage
  - $84MM in 2016 → $151MM in 2020E
  - Aging installed base with ~60% of facilities >20 years old
- ✓ Commercial is a large addressable market where Janus is underpenetrated and gaining share
- ✓ New construction market driven by ongoing industry supply-demand imbalance that is driving >90% utilization

Organic Growth CAGR by Business Since 2016



16%
16%
5%
Commercial
R3
New Construction

Platform Enhancing M&A

- ✓ Track record identifying, executing, and integrating acquisitions to support strategic growth
- ✓ Highly accretive M&A strategy:
  - (i) diversification into attractive adjacencies
  - (ii) geographic expansion
  - (iii) technological innovation
- ✓ 6 transactions closed since 2016

M&A Since 2016	Rationale	New Capability	Growth
noke	Technological Innovation	Access Control	✓✓
ACC	Attractive Adjacency	Commercial Roll-Up Steel Doors	✓
BETCO	Attractive Adjacency	Exterior Building Product Solutions	✓
Steel Storage; PTI Australia	Geographic Expansion	U.K. & Australasia Footprint	✓

Note:
1. Acquired revenue reflects LTM revenue at time of acquisition. Revenue growth after acquisition reflected as organic growth

11

Multiple Levers for Further Value Creation

Growth strategies enabled by differentiated underlying business fundamentals

Well Positioned

Great position in a great industry

1. **Market leader** in custom building product solutions for self-storage and commercial industrial markets
   - ✓ Management estimates over 50% market share in self-storage for North America
   - ✓ Full facility lifecycle partner
   - ✓ Broadest product offering
   - ✓ National manufacturing footprint and proprietary installation network
   - ✓ Entrenched customer relationships
2. **First mover advantage** in wireless solutions for access control and facility management
3. **Attractive end-markets** with secular growth, which COVID-19 has accelerated
4. **Proven management team** with a long track record driving growth and value creation

Robust Growth Ahead

Significant earnings and margins

5. **Continued topline growth** and margin expansion forecasted
   - ✓ R3 is revitalizing an installed base that is 20+ years old
   - ✓ Rapidly accelerating Nokē adoption
   - ✓ New construction required to relieve prevailing industry capacity utilization
   - ✓ International growth in early innings
   - ✓ Capitalizing on recent investments in commercial doors to drive share gains
6. **Asset-light business model** with best-in-class cash flow generation (~95% conversion)
7. Uniquely positioned for future **M&A growth**

Compelling Risk Reward

Multiple levers to create value

8. **Prudent capital structure** with the ability to rapidly de-lever to position the company for further growth and M&A
9. **Superior financial metrics** leads to a **compelling valuation discount** to peers

12

1 Market Leader in Custom Building Product Solutions

Purpose-built over ~20 years as a differentiated solutions provider to self-storage… now replicating the playbook in commercial

Our Markets

Markets	Size	Growth
Self-Storage [(1)]		
	>$1.5Bn *North America*	Mid-Single Digit
Smart Entry / Nokē [(2)]		
	~$1.0Bn *North America*	Double Digit
Commercial [(3)]		
	~$2.8Bn *Global*	Mid-Single Digit

Our Unique Position

Self-Storage

Institutional Facility

Janus is the market leader in institutional self-storage



Others
20%
80%
JANUS

Non-Institutional

Janus is the market leader in non-institutional self-storage



Others
45%
55%
JANUS

Commercial

Rolling Doors

Janus is gaining share in a large market



5%
JANUS
Others
95%

Sources: Industry Consultant, Industry Report, and Management Estimates
Notes:
1. Management estimate for doors, components, and other products offered to the self-storage industry; 2. Estimated Nokē addressable market based on 20% penetration rate of U.S. self-storage units; 3. Global high-performance rolling door market

13

❶ Full Lifecycle Partner

Highly integrated with customers at each phase of a project across the planning, construction, security, and renovation



Facility planning
Construction
JANUS
Access Control
Replacement, Remix, & Renovation (R3)

- **Integrated in customer planning cycles**
- **Delivers design consultation and industry-leading architectural network**
- **Critical to optimizing unit economics**



Facility plan

- Industry leading self-storage products
- Trusted GC and installation network
- Speed and certainty of construction



- Industry leading access control technology platform
- New construction and retrofit
- Attractive recurring revenue opportunity



- Replace damaged or end-of-life products
- Remix to optimize facility economics
- Renovate to refresh / rebrand locations



- Integrated into the facility planning / renovation process, where Janus' products are spec'd-in (often on a sole source basis)
- Trusted network of GCs and installers who specialize in Janus solutions ensure projects are completed with speed and certainty
- R3 platform serves as the "one-stop-shop" to revitalize, enhance, and improve the economics of aging self-storage assets

14

1 End-to-End Customer Solutions for Self-Storage Proven ability to methodically grow revenue per square foot Proven Track Record of Growing Janus’ Content Per Square Foot ~$2.50 ~$4.65 ~$7.85 2002 2018 Today 2 1 / Sq. Ft / Sq. Ft / Sq. Ft 3 10 1 Roll-Up Doors 2 Faux Doors 3 Faux Windows 5 9 7 4 Swing Doors 5 Movable Additional Storage Structures 8 4 Products Hardware & 6 7 Mezzanine Systems 8 Hallway Systems Accessories Internal Hallway Soffit Ceiling Systems 9 Locker Systems 10 and Integrated Light Fixtures Diamond Plate 11 Filler Panels 12 13 Door Locks Systems and Wainscotting Components Non-Structural Galvanized Angles and 14 15 6 Unit Partitions Mitered Corner Guard Wireless Nokē Volt – 2017 Rollout Nokē One – 2020 Rollout 16 17 14 Solutions (Interior Solution) (Exterior Solution) 17 16 Pre-Work Visit & Site Drawings Installation 11 12 13 Value-Added Measuring Services Nokē smart lock systems provide unique General Contracting Project Management 3rd Party Security 15 wireless access control and security technologies to self-storage operators Recent Diversifying Acquisition Product Not Shown in Diagrams 15

Broadest Product and Solutions Offering

Nationwide manufacturing and installation network enables Janus to be "local" to its customers

Broadest Product and Solutions Offering [1]

Top 5 Players	Janus	Player A	Player B	Player C	Player D
Location	International	North America	International	North America	Western U.S.
Manage Third Party Installation	Strong	Limited	Moderate	Limited	None
Architect Drawings / GC Ref.	Strong	Limited	Limited	Limited	None
R3 Program	Strong	None	None	None	None
Self-Storage Doors	Strong	Strong	Moderate	Moderate	Limited
Hallway Systems	Strong	Moderate	Moderate	Moderate	None
Relocatable Systems	Strong	None	Limited	None	None
Electronic Locks	Strong	None	None	None	None
Commercial Doors	Strong	Moderate	Limited	Limited	Moderate

Strong / Moderate / Limited / None

Note:
1. For additional information regarding the product offerings listed here, please reference the additional detail provided in Appendix B of this presentation

Largest Manufacturing Network With Nationwide Installation Network

North America



7 manufacturing facilities with the ability to serve all key markets nationally

Installation Network

- Janus provides installation services through a large network of best-in-class, trusted 3rd party installers
  - Largest network in the industry
  - >135 installation companies
  - ~20 year average relationship
- Installers are paid on a "per door" basis and incentivized to select quick install products
  - Janus' products are installed ~2x faster than competitors products
- Installation capabilities in all 50 states

Europe



Janus' current manufacturing and distribution footprint enables the company to serve customers globally, minimize lead times, and reduce freight expenses

Australia



16

1 Provider of Mission Critical Self-Storage Solutions Small portion of facility cost, but high cost of failure Operators Partner With Janus for its Quality and Reliability Janus Focuses on Value-Added Sales • Installation of Janus’ products is typically the final action before a self-storage • Janus provides value-added services, such as site pre-work planning, site unit can generate rental income drawings, installation and general contracting, project management, and 3rd party security • High cost of failure and small portion of overall facility cost results in customers placing a premium on efficiency and reliability • Janus differentiates itself through on-time delivery, efficient installation, best-in-class service, and a reputation for high quality products • Low incentive to switch suppliers, sole source arrangements • Purchase decisions at the large, higher margin institutional accounts is driven in large part by value-added services and installation Self-Storage CapEx Breakout (New Build) Janus Sales Breakdown (2019A) (1) Interior Systems & Components Material Only 5-10% Self-Storage Sales Other (e.g., Paving) 10% 17% Roofing 15% Structure / Building 25% Value-Added Labor 40% Self-Storage Sales 83% Note: 1. Value-added sales include material, freight, and installation sales; material only includes material and freight sales. Includes Betco 17

❶ Aging Facilities Require R3 to Remain Competitive

Public Storage – Torrance, California

Before





After





Situation	• Public Storage was seeking an edge vs. competitors to retain and attract customers in a competitive Torrance area market
Janus' Solution	• Janus offered a total solutions package to renovate and modernize the aging facility
Result [1]	• Since project completion, rental rates increased by ~56% over the following 5 years vs. an ~40% rental rate increase over the same period for a competing facility in the Torrance market

Extra Space – Santa Ana, California


SADDLEBACK VIEW
Extra Space Storage
Facility A
Facility B
Public Storage
Extra Space Storage

Situation	• Janus provided multiple R3 offerings to Public Storage situated across the street from Extra Space • Following R3, Public Storage was more appealing to customers, giving its marketing efforts an advantage over Extra Space • Extra Space approached Janus for its own R3 project
Janus' Solution	• Janus completed a door replacement and installed new faux doors, providing significant visual enhancements both inside and outside the facility
Result [1]	• Both Extra Space and Public Storage have remained competitive following R3 projects, with rental rates increasing 33% and 24%, respectively, vs. an ~12% rental rate increase over the same period for a competing facility in the market

Source: Industry consultant
Note: 1. Rental rate increases based on monthly data available

18

1 Leading Capabilities in Commercial Door Solutions Janus Is Capitalizing On Recent Investments To Drive Growth Overview of Commercial Segment • Janus competes within the metal commercial doors subsector, primarily composed of roll-up sheet, • Growth of distribution centers driven by rolling steel and sectional doors Warehouses increasing e-commerce activity • In 2017, Janus acquired ASTA Industries to penetrate the rolling steel door market and has made a number of investments in this commercial unit to take market share from competitors as new machinery • Both the overall size and doors per facility at comes into operation. Key initiatives include: Manufacturing new manufacturing facilities are expected to Facilities • Completed relocation to a new manufacturing facility in Cartersville, GA in 2018 as well as grow expansion in 2020 Commercial & Auto • Shorter replacement cycle given high usage of • Executing upon rolling steel growth strategy and purchased new equipment to broaden the current Repair Facilities doors at repair facilities product offering Product Offerings Commercial Roll-Up Sheet Doors Rolling Steel Doors and ASTA ïƒ¼ Lighterïƒ¼ Heavy-duty steel ïƒ¼ Less durable (18, 20, or 22 gauge)ïƒ¼ Less expensiveïƒ¼ More durable ïƒ¼ Easier to install than rolling steel doorsïƒ¼ Premium pricing relative to roll-up sheet doors Applications Key Highlights Applications Key Highlights • Commercial applications • Serving this market since 2002 • Commercial applications demanding • Key growth avenue identified by • Pre-engineered buildings • Developed the segment both organically greater durability Janus management and through M&A • Heavy industrial applications • Acquisition of ASTA adds scale and manufacturing capabilities 19

2 Nokē is Re-Defining Facility Management Through Wireless Solutions Proprietary hardware and software that help businesses effortlessly manage their physical security “Smart locks” with patented Software solutions lock in Easy-to-implement technology, locking value, boost operator backbone where Nokē gets mechanisms, and                productivity, and create integrated into a wireless connectivity business opportunity customer’s workflow • Disrupting the conventional security market and developing a platform with multiple attractive adjacencies • Lays groundwork for Janus to facilitate an enhanced wireless network within a self-storage facility 20

2 In Self-Storage Alone, Nokē Is a $1 Billion Opportunity Janus is driving adoption of Nokē in self-storage Proprietary Locking Systems Nokē Represents a Significant New Revenue Stream for Janus Large Market Opportunity Janus & Nokē Revenue Opportunity Factors Driving Adoption $ in MM U.S. Self-Storage ~55,000 Facilities 440 Operator Profit Enhancement On door placement ideal for renovation projects ïƒ¼ Premium rental rates ïƒ¼ Remote facility management Average # of ~400 330 Units / Facilityïƒ¼ Reduced labor cost ïƒ¼ Enhanced tenant Award-winning, internal smart lock management / security Nokē $ 220ïƒ¼ Additional facilities ~$200 Content / Unit 120 technologies (thermal Installation Projects Since Launch imaging, fire sensing, etc.) Assumed in Janus Consumer Demand Pull Assumed Market Projections (1) 110 20%ïƒ¼ Strong demand for enhanced >60% Penetration Rate unit security and safety with Sales growth through 2023E 46 remote monitoringïƒ¼ 24-hour unit access Recurring Revenue Estimated Market ~$1Bn ~1.0% 2.5% 5.0% 7.5% 10.0% Ongoing service revenue opportunity Opportunityïƒ¼ Ability to easily share key Penetration Sources: Management Estimates and Self Storage Almanac Note: 1. Based on projected 2023E Nokē sales (excluding HD Padlock) 21

3 Self-Storage is a Unique and Well Structured Market

A favorable industry structure where Janus is the industry leader

Overview of the Self-Storage Industry

- ~65% of Janus' sales are attributable to the interior self-storage solutions market
- Self-storage is comprised of institutional and non-institutional facilities
  - **Institutional facilities:**
    - Multi-story, climate controlled facilities located in prime locations owned and/or managed by large REITs or returns-driven operators of scale
    - Primarily located in the top 50 U.S. MSAs
  - **Non-institutional facilities:**
    - Vast majority are single-story, non-climate controlled facilities located outside of city centers owned and/or managed by smaller private operators
    - Mostly located outside of the top 50 U.S. MSAs
- Favorable long-term macro trends (storable consumption per capita, population growth, and home ownership rates), supported by core drivers of self-storage needs, have propelled demand for self-storage in recent years
- In addition, operators of older facilities have been rapidly demanding replacement, remix, and renovation solutions to enhance aesthetics and offer new technologies in order to compete with new state-of-the-art institutional facilities
- Industry consolidation creates further R3 demand as acquired facilities are remodeled to conform branding to the acquirer's colors, logos, and aesthetic

Industry Structure

Self-Storage Segment Share by Operator Type (by Sq. Ft. Owned & Operated)



JANUS
~55%
Janus estimated share
Other Operators 70%
Top REITs (1) 30%
JANUS
~80%
Janus estimated share

Operators

Non-institutional: Oden-Hardy Construction, Central States, SBS Construction, RHD Robert High Development LLC, ARCO Murray

Institutional: Public Storage, Life Storage, Extra Space Storage, U-Haul, CubeSmart self storage, Blackstone, Simply Self Storage

Sources: Industry Report and Self-Storage Almanac
Note:
1. "Top REITs" include Public Storage, Extra Space Storage, CubeSmart, Life Storage, and National Storage as well as U-Haul

22

❸ Our Self-Storage and Commercial Markets are Attractive and Growing

Janus is uniquely advantaged to benefit from mega trends driving the self-storage and commercial markets

Demand Trends

- ✓ Rising GDP in the US and Janus' select international markets
- ✓ Increasing customer base and population density across MSAs
- ✓ Higher "storable" per capita consumption results in more physical goods per person
- ✓ Millennial behavior patterns (renting longer and moving more often)
- ✓ Recurring life events that drive the need for storage
  - New child, marriage, divorce, and death, among others
- ✓ Low interest rate environment
- ✓ Robust housing market
- ✓ Rising growth of e-commerce
- ✓ Conversion of brick-and-mortar stores

Janus End-Market Outlook

	Self-Storage	Commercial Doors
Growth Drivers	• Aging installed base renovation (~60% of facilities are >20 years old) • Need for new square footage with utilization sustained above 90% (operator target is ~85%) • Continued REIT M&A drives R3 demand	• Work-from-Home and e-commerce driving investment in warehouse/distribution networks • Improve security, appearance, and energy efficiency of commercial buildings • Aging infrastructure in need of revitalization
Market Growth	Mid-Single Digit Growth	Mid-Single Digit Growth
Market Health	●	●
Nokē Opportunity	✓✓	✓
COVID-19 Impact	↗	↗
Market Comments	*"Simply Self Storage is a best-in-class company with significant potential for growth through future acquisitions in a highly fragmented sector…self-storage is a resilient sector through economic cycles because of low tenant turnover"* *-- Blackstone (October 2020) Simply Self Storage Acquisition Press Release*	*"We expect to grow our fulfillment and logistics network square footage by approximately 50% this year, which includes significant additions to our fulfillment centers as well as our transportation facilities"* *-- Amazon (October 2020) 3Q 2020 Earnings Call*

Source: Industry Reports

23

3 COVID Has Spurred Moves and Demand for Self-Storage Increased demand has pushed industry utilization above already tight levels Independent Survey of Self-Storage Renters / Users COVID Induced Moves Have Driven Higher Self-Storage Utilization Lack of Room at Residence 53% Driven by 4% 27% As Americans Temporarily Left Big Cities Temporary Storage While Moving 41% Increase in Total Movers Increase in Temporary Movers (11,889) (12,833) (14,883) Fort Myers, FL Philadelphia, PA Houston, TX Unwanted Items Change in Relative’s Living Situation 16% 14% Insufficient Space New York City, the country’s most densely-populated city, experienced a 487% increase in movers in 2020 (15,520) (22,100) (26,438) (27,187) (31,347) Washington, DC Naples, FL Los Angeles, CA San Francisco, CA Chicago, IL 2.4x Moves vs. 2019 Inherited Items Due to Death 11% Moves (110,978) (43,006) Brooklyn, NY New York, NY Remodeling Residence Life Altering Event 9% Other Positively Impacted by COVID (120,000) (100,000) (80,000) (60,000) (40,000) (20,000) 0 +190 +180 +130 +240 +250 +150 College Student’s Extra Belongings 7% Other(1) 21% 92.7% 94.6% 94.1% 95.9% 93.0% 94.3% 69.5% 71.9% 90.6% 93.0% 89.9% 94.4% Increasing Self-Storage Occupancy Rates 0% 20% 40% 60% Percent of Total Renters / Users Sources: Pew Research Center, Bloomberg, Company Filings, United States Postal Service® change-of-address data from February to July 2020 Notes: 1. Other includes requiring controlled environment, temporarily away from residence, having a baby, vacation home storage, and natural disaster 2019 2020 (2) 2. Public Storage occupancy rates are as of September 2019 and 2020; Extra Space, CubeSmart, Life Storage and National Storage occupancy rates are as of August 2019 and 2020; U-Haul occupancy rates are average rates over the quarters ended September 2019 and 2020 24

JANUS

3 Tight Self-Storage Market Driving a Need for Investment in Capacity

Janus is positioned to benefit from all paths operators may take to alleviate current utilization constraints

Self-Storage Capacity is Tight


MM sq. ft.
Approximately $1Bn Sales Opportunity (1)
~130MM sq. ft. of new capacity required
Available Capacity
Utilized Capacity
1,878
2,004
~91%
~85%
Current Utilization
Target Utilization

Janus Positioned to Grow with Operator Capacity Additions

	Build	Expand / Convert	Buy & Upgrade
Capacity Addition Options for Self-Storage Operators	New greenfield facility	Renovate and remix an existing building to add square footage	Acquire an existing facility and renovate to add square footage
Favorable Drivers	Historically low interest rates Robust housing market	High ROIC on renovations "Big Box" retailer conversions	Market highly fragmented Continued REIT consolidation
Janus Opportunity	✓ New construction	✓ R3 program	✓ R3 program

Janus Backlog Evolution

Interior Self-Storage


October 2019
Replacement, Remix & Renovation ("R3")
New Construction
October 2020
Replacement, Remix & Renovation ("R3")
New Construction

Mix shift towards R3 observed in 2020

Sources: Management Estimates and Industry Reports
Note: 1. Estimate based on $7.85 / sq. ft.

25

❹ # Proven Management Team with a Track Record of Success

Leadership team in place to drive the next stage of Janus' growth

	Executive	Background
	Ramey Jackson ***Chief Executive Officer*** *Joined Janus in 2002*	✓ Seasoned self-storage executive with deep customer relationships developed over 20+ years in the sector; previously served as regional sales manager at DBCI and Atlas as well as VP of Sales & Marketing at Janus ✓ 20+ years of relevant industry experience
	Scott Sannes ***Chief Financial Officer*** *Joined Janus in 2015*	✓ Diverse business experience, both domestically and internationally; previously served as CFO of Ajax (acquired by Fomas), Controls Southeast (acquired by Ametek), and Polyester Fibers ✓ 20+ years of relevant industry experience
	Morgan Hodges ***EVP, Technical Sales*** *Joined Janus in 2002*	✓ Industry-renowned REIT "confidant"; extensive prior experience owning and operating a general contracting firm that constructed over 20 self-storage facilities ✓ 25+ years of experience in the self-storage industry
	Vic Nettie ***VP, Manufacturing*** *Joined Janus in 2002*	✓ Highly experienced in installation and production of commercial and self-storage products; previously served as a senior operations manager at DBCI ✓ 30+ years of relevant industry experience
	Pete Frayser ***VP, Sales & Estimating*** *Joined Janus in 2016*	✓ Newest member of the executive team and currently oversees sales & estimating across Janus portfolio companies ✓ 10+ years of relevant industry experience
	Founder and Advisor	**Background**
	David Curtis ***Founder and Advisor***	✓ Founded Janus in 2002; widely considered as the pioneer of self-storage doors, having previously founded (1988) and sold (1995) DBCI ✓ 35+ years of experience in the commercial building and self-storage markets ✓ Continues to support Janus as an advisor

26

4 Management is Committed to Doubling Janus Again History of delivering organic and inorganic growth provides path to near term goal of >$1Bn of annual high margin revenue Continuing a Long History of Consistent Growth (1) Revenue, $ in MM Near-term Goal: $1,000 • Continued M&A 2010A – 2020E CAGR: 23% • Noke adoption upside Australia 736 685 Australasia 622 565 549 485 386 294 Europe 214 154 122 71 72 93 FY10A FY11A FY12A FY13A FY14A FY15A FY16A FY17A FY18A FY19A FY20E FY21E FY22E FY23E • Janus has a long history of delivering robust and consistent organic and inorganic growth • Management has projected >10% organic growth through 2023 • Identified actionable bolt-on M&A in our core markets and attractive adjacencies Note: 27 1. Historical financials are as reported

Financial Overview

5 Continued Topline Growth Forecasted With Robust Margin Expansion

Management has consistently grown the Janus platform

Historical and Projected Revenue ($ in MM) & % Growth


As Reported Revenue (1)
Y-o-Y Growth (%)
'17A – '20E CAGR: 12.5%
'20E – '23E CAGR: 10.3%
386
485
565
549
622
685
736
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
31%
26%
17%
(3%)
13%
10%
8%

Historical and Projected Adj. EBITDA ($ in MM) & EBITDA Margin (%)


As Reported Adj. EBITDA (1)(2)
% Margin
'17A – '20E CAGR: 9.6%
'20E – '23E CAGR: 12.8%
109
124
140
143
162
185
205
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
28%
26%
25%
26%
26%
27%
28%

Historical and Projected Capex ($ in MM) & % of Sales


Includes expenditures on high return growth investments in commercial rolling steel door capacity, real estate, and equipment
As Reported Capex (1)
% of Sales
3
10
9
10
10
8
8
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
1%
2%
2%
2%
2%
1%
1%

Adj. EBITDA Less Capex ($ in MM) & % Conversion


As Reported Adj. EBITDA – Capex (1)(2)
Free Cash Flow Conversion (%) (3)
'20E – '23E CAGR: 13.9%
106
114
131
133
152
177
197
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
97%
92%
94%
93%
94%
96%
96%

Notes: 1. Historical financials are as reported and do not include any pro forma adjustments for historical M&A; projections exclude forecasted M&A; 2. Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA figures exclude any incremental public company costs; 3. Free Cash Flow Conversion defined as (Adj. EBITDA – Capex) / Adj. EBITDA

29

5 Recent Momentum Drives Confidence In Near-term Forecast

Earnings have re-bounded to pre-COVID levels and future earnings underpinned by a strong pipeline / backlog

Janus Quarterly Revenue Trajectory – 2019 and 2020



$ in MM, unless otherwise noted
As Reported Revenue
Steady Y-o-Y Growth
Impacts of COVID
Revenue Stabilized
Resumption of Y-o-Y Growth
134
138
154
122
144
140
133
149
2020 Recovery Begins (~15% Q-o-Q growth)
1Q19
1Q20
2Q19
2Q20
3Q19
3Q20
4Q19
4Q20E

Strong Pipeline and Backlog

>$600 million [(1)]

Opportunity pipeline (All-Time High)

As of September 2020

- ✓ +12% year-over-year
- ✓ Nokē and new capabilities within Commercial are driving further momentum

>$220 million

Project backlog

As of September 2020

- ✓ Stable year-over-year
- ✓ Faster backlog conversion observed
- ✓ Mix shift highlights Janus' resilience

Note:
1. Represents the opportunity pipeline for Janus' interior self-storage offerings only

30

5 Janus is Firing on All Cylinders

~10.3% annual organic topline growth forecast through 2023

$ in MM, unless otherwise noted



+$187MM
10.3% CAGR
Upside potential from accelerated penetration
nokē
549 (1)
36
95
30
26
736
nokē
2020E Sales
New Construction
R3
Betco
Commercial
2023E Sales

	New Construction	R3	Betco	Commercial	2023E Sales
'16A-'19A Realized CAGR (2)	18.6%	17.9%	12.4% (3)	29.4%	24.4%
'20E-'23E Projected CAGR	5.4%	17.7%	13.4%	6.6%	10.3%
'20E-'23E Nokē CAGR	25.4%	127.2%	-	37.0%	69.2%
Key Growth Drivers	✓ High utilization levels driving new investment ✓ International markets decades behind the US in self-storage ✓ Nokē Volt adoption	✓ REIT M&A drives ongoing re-branding and facility remix ✓ Revitalization of aging installed base ✓ Nokē One adoption	✓ Janus platform leverage to drive customer acquisition and expansion	✓ Recent investments in commercial doors to drive share gains ✓ Nokē product line introduction	✓ Unique growth drivers: – Janus' industry leadership – Unique growth platforms (R3 / Nokē) – International footprint

Notes: 1. FY2020E revenue estimate excludes any PF adjustments for historical portion of the year; 2. Historical '16A – '19A sales CAGRs based on as reported sales figures and exclude any pro forma adjustments; 3. Betco '16A – '19A sales CAGR based on pre-acquisition Betco 2016 sales and pro forma 2019 sales including sales in portion of the year prior to acquisition

31

5 New Construction Forecast Deep Dive 2021E projected growth reflects a recovery from the impacts of COVID New Construction Revenue by Quarter – 2019 and 2020 (1) New Construction Revenue by Year – 2019 to 2023 (1) $ in MM, unless otherwise noted $ in MM, unless otherwise noted Janus Core Janus Core International International Nokē Nokē New Construction Projects Experienced Delays Due to COVID COVID Recovery 4Q annualized 258 70 exceeds the 68 4 246 2021 forecast 237 1 0 29 228 12 10 62 10 7 1 57 58 2 210 8 46 7 1 1 6 42 51 38 8 6 10 30 1 8 42 1 4 Janus Core ’21E – ’23E CAGR 1.8% 61 59 226 54 51 48 48 182 186 188 42 174 37 1Q19 1Q20 2Q19 2Q20 3Q19 3Q20 4Q19 4Q20E 2019A 2020E 2021E 2022E 2023E Note: 1. Historical financials are as reported; projections exclude forecasted M&A 32

5 R3 Forecast Deep Dive New Construction revenue is supplemented by incremental R3 shift and continued emergence of Nokē Smart Entry in R3 R3 Revenue by Quarter – 2019 and 2020 (1) R3 Revenue by Year – 2019 to 2023 (1) $ in MM, unless otherwise noted $ in MM, unless otherwise noted Janus Core Janus Core International International Nokē Nokē Delays Due 246 to COVID 43 221 35 41 1 40 0 25 0 5 4 4 186 31 34 34 34 34 1 13 28 0 0 1 30 3 4 4 4 151 26 0 3 138 3 1 18 14 36 36 36 180 31 30 29 168 28 27 130 148 123 1Q19 1Q20 2Q19 2Q20 3Q19 3Q20 4Q19 4Q20E 2019A 2020E 2021E 2022E 2023E Note: 1. Historical financials are as reported; projections exclude forecasted M&A 33

6 Asset Light Business Model Drives Best-in-Class Cash Flow Generation

Enabled by differentiated and stable margin profile and low capex requirements

Free Cash Flow Drivers

- Premium pricing model: high value-in-use products; small portion of facility cost
- Proven cost pass-through: inflation offset with price, which is not "given back"
- Structural operating cost advantage: enabled by scale
- Low capex requirements: ~1.5% of revenue
- Minimal working capital requirements

Average Free Cash Flow Conversion of ~94%

High Free Cash Flow with Superior Free Cash Flow Conversion (1)



$ in MM, unless otherwise noted
97.2%
91.6%
93.7%
93.0%
93.8%
95.6%
96.0%
High return growth investments in new commercial rolling steel door capacity, real estate, and equipment refresh
106
114
131
133
152
177
197
FY17A
FY18A
FY19A
FY20E
FY21E
FY22E
FY23E
FCF
FCF Conversion

Attractive cash flow funds deleveraging and strategic M&A

Note:
1. Free Cash Flow defined as Adj. EBITDA – Capex; FCF Conversion defined as (Adj. EBITDA – Capex) / Adj. EBITDA; historical financial figures are as reported; projections exclude forecasted M&A; adjusted EBITDA is a non-GAAP financial measure; adjusted EBITDA figures used in FCF calculation exclude any incremental public company costs

34

❼ M&A is a Core Competency for Janus

Ten acquisitions completed since 2009 with a healthy pipeline of potential targets in place

Proven Track Record of Successful M&A

- Management has a proven track record identifying, executing and integrating acquisitions to support strategic growth
- 6 acquisitions closed since 2016
- Formalized corporate development function
- Highly accretive strategy focuses on the following priorities:
  - Portfolio diversification into logical adjacencies
  - Geographic expansion
  - Technological innovation
- Strong pipeline of acquisition targets with one deal under LOI

Robust M&A Pipeline With Ample Inorganic Opportunities

5+	$500MM+	~40
Bolt-on Deals Being Reviewed by Janus	Potential Near-Term Incremental Revenue	Outstanding Targets in M&A Pipeline

Recent Momentum in M&A Activity Since 2016

ACT: Acquired in Aug-18; Expanded growing commercial door portfolio	noke: Acquired in Dec-18; Provided an in-house technology platform	Acquired in Dec-18; Broadened Janus' capabilities in Europe
BETCO: Acquired in Feb-19; Improved multi-story self storage offerings	STEEL STORAGE Australasia: Acquired in Jan-20; Expanded global automated product suite	PTI SECURITY SYSTEMS Australia: Acquired in Mar-20; Accelerate Nokē adoption via distro relationships

Highly Attractive Opportunities

Adjacent Opportunities | **High Priority Bolt-Ons**

Focus Areas	
Self-Storage Interiors	Warehousing Systems
Commercial / Loading Docks	Residential Exterior Doors
Technology / Wireless Solutions	

35

Prudent Capital Structure

Ability to rapidly de-lever to position the company for further growth and M&A

Illustrative Pro Forma Capitalization (1)

$ in MM	Pro Forma Projected (December 2020E)	Interest Rates
Cash	**$5MM**	
Revolving Credit Facility ($50MM Capacity)	-	L + 200 bps
1st Lien Term Loan (2)	$506MM	L + 375 bps
1st Lien Amended Term Loan (B2) (2)	$67MM	L + 450 bps
Total Debt	**$573MM**	
2021E Adj. EBITDA (3)	$162MM	
Total Gross Debt / 2021E Adj. EBITDA	**3.5x**	
Total Net Debt / 2021E Adj. EBITDA	**3.5x**	

Projected Net Leverage Multiples



3.5x
3.1x
2.5x
No 2021 Debt Paydown (4)
2021 Excess Cash Flow Sweep
Pro Forma Dec. 2020E Proj. Net Leverage (x2021E Adj. EBITDA)
Pro Forma Dec. 2021E Proj. Net Leverage (x2022E Adj. EBITDA)

Notes: 1. Assumes no redemptions by public shareholders in connection with the transaction. Excludes impact of JIH warrants; balance sheet information in table projected as of the end of December 2020 and Adj. EBITDA is not inclusive of any incremental public company costs; 2. Based on assumed debt balance of ~$638MM as of the end of December 2020 in line with September 2020 ending balance, less $45MM of PIPE proceeds and $20MM of cash from balance sheet used to pay down debt, assuming the pay down occurs on a pro rata basis between the two debt tranches; 3. Adjusted EBITDA is a non-GAAP financial measure; 2021E and 2022E adjusted EBITDA figures shown and used in leverage calculations exclude any incremental public company costs; 4. Assumes no change in debt and cash balances relative to pro forma December 2020 and simply reflects increase in EBITDA.

36

JANUS

9 Superior Financial Metrics Lead to a Compelling Discount to Peers (1 / 3)

Janus' financial metrics rival, or in many cases exceed, best-in-class, high-multiple companies

Public Company Observations

- There is no public company exactly like Janus
- Group of mid-cap industrial companies selected as peers based on business model, financial profile, end-user overlap, and/or geographies that are similar to Janus
- Categorized into two groups:
  - A **High Growth and High Margin Group:** Companies with a 2019A – 2022E revenue growth CAGR at or above the Lower Growth and / or Lower Margin Group average of 2.8% and higher 2021E margins than Janus
  - B **Lower Growth and / or Lower Margin Group:** Companies with a 2019A – 2022E revenue growth CAGR below Janus, and/or 2021E margins lower than Janus

Observations

- James Hardie, Trex, AZEK, Simpson, Armstrong, and Kingspan are levered to the broader building and new construction market, but none compete in access control technologies
- Allegion, ASSA ABLOY, and Fortune Brands all compete in the broad access control market but do not compete with Janus directly in the self-storage market
- The remaining companies operate as mid-cap, technology-driven industrial manufacturers similar to Janus, but none compete in the access control or self-storage markets

Janus vs. Public Companies



Revenue Growth (1)
2019A – 2022E CAGR
7.7%
6.6%
2.8%
A
JANUS
B
Adj. EBITDA Margin (2)
2021E
26.6%
26.0%
20.4%
Adj. EBITDA Multiple (2)(3)
2021E / 2022E
21.0x
19.3x
17.1x
15.8x
11.9x
10.4x
FCF Yield (%) (4)(5)
2021E / 2022E
2.8%
3.2%
3.9%
4.3%
7.7%
9.4%

Source: Janus metrics per management estimates, Company filings, Capital IQ as of November 17, 2020

Notes: 1. Historical financials are as reported 2. Metrics reflect non-GAAP financial measures; Janus EBITDA figures exclude any incremental public company costs; 3. Enterprise value based on fully diluted shares outstanding and excludes pension and post-retirement benefit liabilities; 4. FCF Yield calculated as (CFO – Capex) / Equity Value; 5. Janus FCF Yield figures are pro forma for transaction and post-transaction capital structure

37

9 Superior Financial Metrics Lead to a Compelling Discount to Peers (2 / 3) Janus’ financial metrics rival, or in many cases exceed, best-in-class, high-multiple companies 2019A – 2022E Revenue Growth (%) 0% Average: 7.7% Average: 2.8% A High Growth and High Margin Peers . Lower Growth and / or Lower Margin 15 B 2% Peers . 0% 6% 10 . 9    4% . . 7% 8% . 9% 6 . 6 . 6%     7% 5 . 5 . 7% 4 4 7% 3 . . . 6% 1% 2 1 1 . 0% 1 . 6%) 0 (0 . f 2021E EBITDA Margin (%) (1) A High Growth and High Margin Peers Average: 26.6% Average: 20.4% Lower Growth and / or Lower Margin    B 4%    . Peers 0% 0% 5% . . 4% 34 0%     9% . . . . 2% . 7% . 0% 26 30 30 27 . 27 3% 6% 24 .. . . 4% 1% 24 22 23 . 4% 19 18 . 5% 17 17 14 12 . f Source: Janus metrics per management estimates, Company filings, Capital IQ as of November 17, 2020 38 Note: 1. Metrics reflect non-GAAP financial measures; Janus EBITDA figure excludes any incremental public company costs

9 Superior Financial Metrics Lead to a Compelling Discount to Peers (3 / 3) Janus’ financial metrics rival, or in many cases exceed, best-in-class, high-multiple companies EV / 2021E EBITDA & EV / 2022E EBITDA (x) (1)(2) 2021E Average: 21.0x 2021E Average: 17.1x A High Growth and High Margin Peers 2022E Average: 19.3x 2022E Average: 15.8x B Lower Growth and / or Lower Margin . 1x 2x Peers . 0x 8x 2x 7x 5x 5x . 9x . . 9x 28 24 . . . 4x . 1x . . 6x 1x 24 . 9x 22 22 . 4x . 3x 7x 3x 21 22 21 . 0x . 21 20 .. . 8x 0x . 6x . 20 . . 4x 19 . 9x 4x 8x 18 18 . 9x 9x . 4x 17 16 . . 17 16 15 15 . . 3x 15 13 . 2x . 15 14 11 10 13 12 12 11 12 . 11 f 2021E & 2022E FCF Yield (%) (3) 4% 2021E Average: 2.8% 2021E Average: 3.9% A High Growth and High Margin Peers 7% 9 . 2022E Average: 3.2% 2022E Average: 4.3% B Lower Growth and / or Lower Margin . Peers 7                9%    1% . 5% . 4% 4% 2% 5    . 2% 2% 8% . 0% 9% . . 7% 5 . . 3% . 3% 6% . 4 . 7% 5% . . 4 . 4 4 5 1% . 4 2% . 4 4    0% . 3 7% 7% . 3 8% . 3 3 4 . 6% . 3 . 3 . 3 3 . 3 4% 5% 2 2 2 2 . 1 . 1 NA NA NA NA (4) f Source: Janus metrics per management estimates, Company filings, Capital IQ as of November 17, 2020 39 Notes: 1. Metrics reflect non-GAAP financial measures; Janus EBITDA figure excludes any incremental public company costs; 2. Enterprise value based on fully diluted shares outstanding and excludes pension and post-retirement benefit liabilities; 3. FCF Yield calculated as (CFO – Capex) / Equity Value; 4. Janus FCF Yield figures are pro forma for transaction and post-transaction capital structure

Why We Believe Janus is a Good Investment #1 Great position in a great industry #1 Proven management team with a long track record driving growth and value creation First mover in smart technology integration into the self-storage and commercial building markets Robust organic sales and margin growth provides path to near-term goal of >$1Bn of annual high margin revenue Prudent capital structure, strong free cash flow generation, and M&A optionality Priced right 40

APPENDIX A Additional Transaction Information

Proposed Transaction Terms

USD in Millions, Except per Share Data

Transaction Sources & Uses

Sources of Funds ($ in MM)	
JIH Cash Held in Trust	$348
Seller Equity Rollover	698
PIPE Proceeds	250
Cash from Balance Sheet	20
Total Sources	**$1,316**

Uses of Funds ($ in MM)	
Cash to Seller	$493
Seller Equity Rollover	698
Existing Debt Paydown	65
Estimated Transaction Fees & Expenses	60
Total Uses	**$1,316**

Implied Pro-Forma Valuation

Share Price	$10.00
Pro Forma Shares Outstanding (1)(4)	136.2
Equity Value	**$1,362**
Plus: Pro Forma Net Debt	568
Enterprise Value	**$1,930**
EV / 2021E Adj. EBITDA ($162MM) (2)	**11.9x**
Net Debt / 2021E Adj. EBITDA ($162MM) (2)	**3.5x**

Pro-Forma Ownership (3)



JIH
~31% (4)
Existing Janus Shareholders
~51%
PIPE Investors
~18%

Source: Management Estimates

Notes:

1. Company financials reflect non-GAAP financial measures. Assumes no redemptions by public shareholders in connection with the transaction and doesn't take into account the interest income in SPAC trust account. Excludes impact of JIH / Clearlake warrants
2. Janus 2021E Adjusted EBITDA projection excludes any incremental public company cost
3. Janus PF ownership assumes Janus shareholders' equity roll-over equates to $698 million in common shares, PIPE investors own $250 million worth of common shares, JIH public shareholders own $348 million worth of common shares, and JIH founders own $66 million worth of common shares
4. Approximately 5% for JIH founder shares, shown excluding an earn-out on $20MM of founder shares contingent upon achieving share price targets: $4MM at a share price of $11.50 and $16MM at a share price of $12.50

42

Transaction Timeline Timeline Event December 2020 • Transaction Agreement Executed • Transaction Announced First Quarter • Form S-4 Proxy Statement / Prospectus Filed with the SEC of 2021 • Mail Final Proxy Statement / Prospectus Materials to Shareholders • Record Date for Shareholder Vote Second Quarter • Hold Shareholder Vote of 2021 • Close Transaction • Post-closing, Janus International will report on US GAAP basis Note: This timeline is for illustrative purposes only. The transaction timeline may be shorter or longer than outlined depending on several factors, including the time required to obtain any required regulatory approvals and the length of the Security and Exchange Commission’s review process for the proxy statement / prospectus 43

Juniper: Led by Highly Experienced Industrial Operators Key Highlights ïƒ¼ Highly-visible, well-known industrial professionals ïƒ¼ Experience in sourcing, valuation, negotiation, and execution of transactionsïƒ¼ Above market growth and returns across a variety of verticals Roger Fradin Brian Cookïƒ¼ Margin expansion and financial sustainability Chairman CEO and CFOïƒ¼ Track record of identifying attractive industrial platforms Former Vice-Chairman of Honeywell; Former Global Head of M&A at Proven ability to recruit and retain outstanding leadership teams CEO & President at Honeywell Honeywell; Vice President of ïƒ¼ Automation and Control Solutions, or Corporate Development (17 Years) ACS (17 Years)ïƒ¼ 17+ years working together ïƒ¼ Broad network of relationships within the industrial and investment communities 60+ 60+ >$20Bn >$85Bn Years Combined Experience M&A Transactions Capital Deployed Shareholder Value Delivered ACS unit at Honeywell was responsible for more than 75% of total M&A deal count Sources: Honeywell Company Filings and Press Releases 44

Juniper: Experience Creating New Platforms Within Honeywell

Juniper has vast experience in identifying and building new platforms

Honeywell

Automatic Identification and Data Collection

Investment Thesis:

Entry point into the productivity / efficiency theme with compelling end-market exposure. Clear avenue for growth through product / channel / geographic expansion to create scaled player to compete with Symbol Technologies

- 2007: Honeywell acquired Hand Held Products
  - Provided entry into large and growing identification and data marketplace and expanded pervasive wireless technology
- 2008: Bolted on Metrologic Instruments shorty thereafter
  - Data capture software with strong presence in scanning
- 2011: Acquired EMS Technologies
  - Enhanced scale and technology in high-growth markets, expanded into global tracking space
- 2013: Acquired Intermec to build market leading position
  - Extended position in scanning and mobile computing and printer and voice solutions for wide range of customers
- 2014: Expanded portfolio with Datamax-O'neil acquisition
  - Brought Honeywell a strong line of mobile and barcode printing capabilities that paired well with Intermec


~$1.7bn
in Sales
$0
2007
Hand Held
Metrologic
EMS
Intermec
datamax-o'neil
2014

Personal Protection / Safety

Investment Thesis:

Acquired a global business with further opportunity to roll up industry. High exposure to stable end markets with secular drivers including regulation and social pressures. Additional attractive financial characteristics such as high margins and low capex

- 2008: Honeywell acquired Norcross Safety Products
  - Foundational deal leading to a new line of business for Honeywell
  - Maximized sales potential of product portfolio by expanding the channels in which they are offered
- 2010: Honeywell acquired Sperian Protection to create a global protection equipment business
  - Strengthened Honeywell's position in the protective equipment segment and allows Honeywell to offer a full range of products
- 2011: Built strong market position through the acquisition of King's Safetywear
  - 3rd acquisition in three years in the safety gear section
  - Further built leadership position in safety products segment worldwide by substantially enhancing market position in safety footwear


~$1.6bn
in Sales
$0
2008
NSP
SPERIAN
KINGS
2011

Source: Public Filings

45

Juniper: Proven Track Record of Value Creation for Honeywell Shareholders Juniper’s strategic playbook for Honeywell’s ACS segment helped drive significant value for Honeywell’s shareholders Automation and Control Solutions (ACS) Performance Honeywell Total Shareholder Return Reported Revenue ($Bn) 40.3 President, Vice President & Security & Fire Chairman CEO, ACS Solutions Honeywell 25.0 25.9 Part of Vice President, Global Honeywell Corporate Head, since 2001 Development M&A (1) 278.8% 72.3% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 HON S&P 500 46

JANUS

Clearlake Overview

Proven track record of partnering with best-in-class industrial technology businesses and driving value for investors

Overview

- Clearlake Capital Group, L.P. is a leading investment firm founded in 2006 operating integrated businesses across private equity, credit and other related strategies
- Headquartered in Santa Monica, CA with offices in Dallas, TX
- With a sector-focused approach, Clearlake partners with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake's operational improvement approach, *O.P.S.®*
- Clearlake's industry-focused approach targets opportunities in the industrials, technology, and consumer sectors
- Clearlake currently has approximately $25 billion of assets under management and its senior investment professionals have led or co-led over 200 investments

Select Industrial and Technology Investments

eagleview, lytx, SAGE Automotive Interiors, JANUS, Jacuzzi, FUTURIS, PRETIUM, GRAVITY, WHEEL PROS, TEAM Technologies, UNITRAX, ACS, AmQuip

Synergistic Approach Across Clearlake's Target Sectors

- Significant experience in technology and software, with numerous relevant investments in the broader industrial transition to technology

Technology		Industrial Markets
Automated Locks / Integrated Solutions	JANUS	*Building Materials & Commercial Doors*
Software and Aerial Imagery	eagleview	*Building Materials and Roofing*
Software / Telematics	lytx	*Transportation & Logistics*

O.P.S.® Model

- Robust framework for creating lasting enterprise value



Operations
People
Strategy
O.P.S.®

Prior SPAC Experience

ConvergeOne

- Acquired by Clearlake in May 2014
- Went public via SPAC (Forum Merger), valuing the company at $1.4 billion in Feb 2018

47

APPENDIX B Additional Company Materials

Janus is Uniquely Positioned Within the Self-Storage Value-Chain Turnkey Approach and Full-Service Solutions Secure Optimal Outcomes for All Value-Chain Participants Janus enables self- Janus produces and storage operators to assists architects start operations up to Customers with over 1,000                3 months quicker (Self-Storage drawings per year than competitors Operators) Architects Janus’ products General install ~2x faster than Contractors Janus refers well over Installers its competitors, $100MM of business resulting in more annually to third party    completed jobs for general contractors installers 49

Janus Involved Every Step of the Way New construction A Differentiated Platform Providing Speed, Certainty and Control Select General Site Construction and Final Installation and The Result Initial Architectural Design Contractor Component Delivery Testing Independently sourced Independently sourced Components sourced from multiple Installation crew based • Disparate providers: architects GC independent suppliers on GC relationships Cost overruns • Independently source and • Independently source • Supplier selection based on GC or • Contracts based on • Lack of integration: The “Traditional” engage developers / architects and engage a GC with architect’s specifications via specs and availability – Construction delays Approach to produce project designs with varying experience in competitive tender no leeway to deal with Increased chance of varying levels of domain self-storage issues that arise • knowledge • Disparate vendor base required change orders In-house design experts GC recommended Comprehensive integrated Extensive installation • Speed: Faster construction by Janus system network • In-house design services with the • Certainty: Schedule, cost, ability to leverage extensive 3rd • Ensures capabilities of • Flexible built-to-order • Turnkey installation scope The Janus party architectural network GCs manufacturing and nationwide services delivered via a provides entry to customer’s footprint provides delivery with large network of • Control: Ownership of Approach planning process • Access to 3rd party speed and certainty partners who are tested, entirety of project, including network and ability to highly skilled, and economics • Services optimize economics of supplement and support • Vertically aligned to deliver a incentivized by Janus a facility before plans are GC services seamless end-to-end system finalized Janus controls the whole process as opposed to a disparate supply chain with divergent interests 50

Janus' R3 Opportunity Driven by a Growing and Aging Installed Base

New construction continues to grow in an effort to meet pent up demand. As the market reaches equilibrium, operators will look to R3 projects as the next avenue for profitability and growth

Replacement

- Large installed base of aging facilities from large self-storage construction activity in 1970s and early 1980s
- Older facilities often operated by non-institutional operators
- Competitive markets drive the need to maintain modern aesthetics

Remix / Renovations

- Non-institutional operators' need to remain competitive with new modern facilities built by institutional operators drives demand
- Growing trend in the market to re-size storage units ("remix") to better meet modern customer demand
- Increased consolidation within the self-storage sector (by the large public REITs)

Age of Current Self-Storage Facilities[1]



~60% of the current installed base is over 20 years old
3%
9%
13%
16%
9%
8%
42%
<5
6-10
11-15
16-20
21-25
26-30
>30
Years Old

Substantial Non-institutional Base Set to Drive R3 Demand



Public REITs (2)
30%
Other Customers
70%

- The 1.9bn sq. ft. non-institutional market is beginning to engage in R3 investments
- Market fragmentation creates consolidation opportunities for institutional operators, resulting in remix / renovation project opportunities for Janus

Sources: Self-Storage Almanac, REIS and management estimates
Notes:
1. Based on REIS data comprising a representative universe of 10,745 facilities (~20% of total estimated facility count)
2. Includes Public Storage, Extra Space, CubeSmart, Life Storage, National Storage and U-Haul

51

JANUS

Broad and Comprehensive Solution Portfolio Overview (1/2)

		Product	Product Description	Example Products
Self-Storage Systems	Nokē	Electronic Lock – Nokē Smart Entry	• Automated overlock that is located inside of storage units to prevent breaking into a unit • Provides additional security and access control to both occupied and vacant units • Data collection and monetization opportunity • Data subscription a major potential future growth angle	
Self-Storage Systems		Self-Storage Doors	• 3rd / 4th gen doors are easy to install and are the only doors that are currently ADA compliant • Steel swing doors provide an alternative to overhead steel roll-up doors in multi-story self-storage facilities • Significant presence of 1st and 2nd gen doors that are going to be replaced	
Self-Storage Systems		Hallway Systems	• Hallway systems designed with durability and easy installation to complement roll-up doors • Fully customizable to fit the needs of each customer • Numerous older facilities requiring upgrades	
Self-Storage Systems	R3	Door Replacement Program	• Door replacement of pre-existing units • Enables facilities to renovate without loss of rental income and with assurance of no damage to or theft of tenants' belongings • Systematized program that includes video recording and active security guard monitoring	
Self-Storage Systems	R3	Remix / Renovation	• Reconfiguration of larger units into multiple smaller units to maximize rentable units • Redevelopment of existing locations to high-end facilities • Provides consulting services to assist operators in determining optimal mix of facility	
Self-Storage Systems		Installation	• Industry-leading installation services • Comprehensive offering of additional options, including vision panels, insulation, repair kits, and automated door operators • Janus typically does 75%+ of the installations for self-storage projects (excluding commercial)	

Developing Area Since Recent Acquisition

52

Broad and Comprehensive Solution Portfolio Overview (2/2) Product Product Description Example Products Mezzanine Systems • Mezzanine systems create additional space vertically and are designed to provide operators with flexibility to customize facility mix • Movable Additional Storage Structures “MASS” allow customers to add storage units without costly or unattainable Relocatable Storage construction processes Systems Solutions • Roofing designed to prevent leakage and building “sweating” Premium Series: • High land costs, limited land availability, and land configuration have driven the growing trend in multi-story self-storage Storage buildings Multi-Story - • Multi-story self-storage buildings are a more efficient use of space, as the increase in revenue from more rentable Self square footage outweighs the additional construction costs Other Solutions • Facility design services, project management / general contracting (for select customers / projects), and technical & warranty services • Heavier gauge steel, more durable, and more expensive than roll-up sheet and sectional doors Rolling Steel Doors • Used in facilities such as warehouses, particularly in heavy industrial applications (ability to trap hot/cool air inside the Solutions facility) • Lighter gauge steel, less durable, and less expensive than rolling steel doors Roll-Up Sheet Doors • Used in pre-engineered buildings and for applications where insulation is less important Commercial • Wide range of color options available Developing Area Since Recent Acquisition 53

Janus EBITDA Reconciliation Commentary Summary of Key Adjustments 1 Quarterly management $ in MM, unless otherwise stated • fee paid to unitholders FY19A FY18A FY17A 2• Transaction expenses associated with recent acquisitions Net Income $34.3 $7.6 $59.5 3• Costs associated with dividend recapitalization transaction Interest Expense 42.6 34.5 16.4 Tax Expense / (Benefit) (1) (0.0) 1.8 (0.6) 4• Consists of other non-recurring items such as professional Depreciation and Amortization 41.1 63.7 10.5 services and other one-time expenses EBITDA 117.9 107.6 85.9 5• Premium to opportunistically refinance and retire debt 1 Management Fee 7.4 6.1 1.4 6• One-time expenses associated with the Nokē Smart Entry 2 Acquisition Expense 1.5 0.0 0.2 product launch 3 Dividend Recapitalization 0.0 0.0 16.9 4 Non-Recurring Other 6.0 10.7 4.5 5 Loss on Extinguishment of Debt 4.0 0.0 0.0 6 Nokē Software and Startup 3.5 0.0 0.0 Adjusted EBITDA 140.3 124.4 108.8 Adj. EBITDA Margin (2) 25% 26% 28% Notes: 54 1. Janus is currently registered as an LLC (pass-through tax entity) 2. 2019A revenue of $565MM, 2018A revenue of $485MM and 2017A revenue of $386MM

JANUS INTERNATIONAL GROUP